Filed Pursuant to Rule 433
Registration No. 333-229338

First Horizon National Corporation

$800,000,000

3.550% Senior Notes due 2023

4.000% Senior Notes due 2025

Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the preliminary prospectus supplement dated May 20, 2020 and the accompanying prospectus dated January 23, 2019.

Terms Relating to the 3.550% Senior Notes due 2023
Title of Security:	3.550% Senior Notes due 2023 (the “2023 Notes”)
Maturity Date:	May 26, 2023
Principal Amount:	$450,000,000
Coupon:	3.550%
Benchmark Treasury:	0.125% due May 15, 2023
Benchmark Treasury Price and Yield:	$99-23 ¾ ; 0.212%
Re-offer Spread to Benchmark:	+335 bps
Re-offer Yield:	3.562%
Public Offering Price:	99.966% of principal amount
Discounts and Commissions:	0.25%
Net Proceeds to Issuer (before expenses):	$448,722,000
Interest Payment Dates:	Semi-annually on May 26 and November 26, commencing November 26, 2020. If an interest payment date falls on a day that is not a business day, interest will be paid on the next succeeding business day and no interest will be payable as a result of that delay.
Day Count Convention:	30 / 360
Redemption:	The issuer may redeem the Notes, in whole or in part, on or after April 26, 2023 (one month prior to maturity) at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption.
Minimum Denominations / Multiples:	$2,000 / $1,000
CUSIP:	320517AC9
ISIN:	US320517AC95

Terms Relating to the 4.000% Senior Notes due 2025
Title of Security:	4.000% Senior Notes due 2025 (the “2025 Notes” and, together with the 2023 Notes, the (“Notes”))
Maturity Date:	May 26, 2025
Principal Amount:	$350,000,000
Coupon:	4.000%
Benchmark Treasury:	0.375% due April 30, 2025
Benchmark Treasury Price and Yield:	$100-06 ¼ ; 0.335%
Re-offer Spread to Benchmark:	+375 bps
Re-offer Yield:	4.085%
Public Offering Price:	99.619% of principal amount
Discounts and Commissions:	0.35%
Net Proceeds to Issuer (before expenses):	$347,441,500
Interest Payment Dates:	Semi-annually on May 26 and November 26, commencing November 26, 2020. If an interest payment date falls on a day that is not a business day, interest will be paid on the next succeeding business day and no interest will be payable as a result of that delay.
Day Count Convention:	30 / 360
Redemption:	The issuer may redeem the Notes, in whole or in part, on or after April 26, 2025 (one month prior to maturity) at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption.
Minimum Denominations / Multiples:	$2,000 / $1,000
CUSIP:	320517AD7
ISIN:	US320517AD78
Terms Applicable to Both Series of Notes
Issuer:	First Horizon National Corporation
Type of Offering:	SEC Registered
Expected Security Ratings*:	Baa3 (stable) / BBB (stable) (Moody’s / Fitch)
Trade Date:	May 20, 2020
Settlement Date**:	May 26, 2020 (T+3 days)
Joint Bookrunning Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. FHN Financial Securities Corp. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
Concurrent Offering	Concurrently with the offering of the Notes we are offering $150 million in aggregate liquidation preference of depositary shares (or $172.5 million in aggregate liquidation preference if the underwriters exercise their overallotment option in full) representing a fractional interest in a share of non-cumulative perpetual preferred stock. The offering of the Notes is not conditioned on the offering of the depositary shares or vice versa.

 * A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The issuer expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC at 1-866-718-1649, Barclays Capital Inc. at 1-888-603-5847, FHN Financial Securities Corp. at 1-800-456-5460, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.